SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                       The Securities Exchange Act of 1934


                       APPLIED SPECTRUM TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                         ------------------------------
                           (Title Class of Securities)


                                   038243 30 9
                                   -----------
                                 (CUSIP Number)


                           KI Equity Partners III, LLC
                          5251 DTC Parkway, Suite 1090
                           Greenwood Village, CO 80111
                                 (720) 889-0131
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

--------------------------------------------------------------------------------
(1)   Name of Reporting Person / I.R.S. Identification Number

      KI Equity Partners III, LLC / 87-0740288
--------------------------------------------------------------------------------
(2)   Check the appropriate box if may be deemed member of a group
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
(3)   SEC use only

--------------------------------------------------------------------------------
(4)   Source of funds (see instructions)

      WC
--------------------------------------------------------------------------------
(5)   Check if disclosure of legal proceedings is required pursuant to
      Items 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
(6)   Citizenship or place of organization

      Delaware
--------------------------------------------------------------------------------
Number           (7)   Sole voting power
of shares
beneficially           3,781,302
owned by         ---------------------------------------------------------------
Reporting        (8)   Shared voting power
Person
with:                  0
                 ---------------------------------------------------------------
                 (9)   Sole dispositive power

                       3,781,302
                 ---------------------------------------------------------------
                 (10)  Shared dispositive power

                       0
--------------------------------------------------------------------------------
(11)  Aggregate amount beneficially owned by Reporting Person

      3,781,302
--------------------------------------------------------------------------------
(12)  Check if the aggregate amount in Row (11) excludes certain shares
      (see instructions).

      N/A
--------------------------------------------------------------------------------
(13)  Percent of class represented by amount in Row (11)

      81.25%
--------------------------------------------------------------------------------
(14)  Type of reporting person (see instructions)

      OO - Limited Liability Company
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

(a)   Title of Class:                        Common Stock
(b)   Name and Address of Issuer:            Applied Spectrum Technologies, Inc.
                                             936A Beachland Boulevard, Suite 13
                                             Vero Beach, Florida 32963
(c)   Trading Symbol:                        APSP

Item 2.  Identity and Background of the Reporting Entity.

(a)   Name:                                  KI Equity Partners III, LLC
(b)   Business Address:                      5251 DTC Parkway, Suite 1090
                                             Greenwood Village, CO 80111
(c)   Occupation:                            Institutional Investor
(d)   Conviction:                            N/A
(e)   Civil Proceedings:                     N/A
(f)   State of Incorporation:                Delaware

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Entity, on December 29, 2005, acquired 2,281,302 shares of the Issuer's Common Stock from a certain third party in exchange for a purchase price of $175,000. On January 4, 2006, the Reporting Entity acquired 1,500,000 shares of the Issuer's Common Stock from the Issuer for a purchase price of $75,000. The funds used for both of these purchases have been provided from the Reporting Entity's working capital.

Item 4.  Purpose of Transaction.

Reporting Person is making these purchases of Issuer's Common Shares for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) Aggregate Number and %: 3,781,302 Common Shares representing 81.25% of the total 4,653,941 outstanding Common Shares of the Issuer.

(b) Power to Vote or Dispose of Issuer's Shares: 3,781,302 Common Shares, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and 4 above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7.  Material to be Filed as Exhibits.

None


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this
Schedule 13D is true, complete and correct.


Dated: January 4, 2006                         /s/ Timothy J. Keating
                                               ----------------------
                                               Timothy J. Keating
                                               Manager